

January 3, 2013

Via E-mail
Mr. Joseph E. Miller
Chief Financial Officer
Griffin Capital Corporation
2121 Rosecrans Avenue, Suite 3321
El Segundo, CA 90245

Re: Griffin Capital Net Lease REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 26, 2012
File No. 0-54377

Dear Mr. Miller:

We have reviewed your response letter filed on December 18, 2012 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Griffin Capital Net Lease REIT, Inc. for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1. We note your response to prior comment 1 and we are unable to agree with your position that the placement of interest expense as an operating expense complies with Rule 5-03 of Regulation S-X. Please reclassify your interest income and interest expense to non-operating income in future filings.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief